Exhibit 99.2

2024You May Vote Your Proxy When You View The Material On The Internet. You Will Be Asked To Follow The Prompts To Vote Your Shares.VINFAST AUTO LTD.c/o Continental Proxy Services1 State Street, New York NY 10004VINFAST AUTO LTD.(Incorporated in the Republic of Singapore) (Company Registration Number 201501874G)NOTICE OF THE 2024 ANNUAL GENERAL MEETINGto be held on June 27, 2024NOTICE IS HEREBY GIVEN THAT the annual general meeting of VinFast Auto Ltd. (the "Company") (the "AGM") will be convened and held by way of electronic means on June 27, 2024 at 9:00 a.m. Eastern Standard Time and to consider, and if thought fit, to pass, with or without amend- ments, the following as ordinary resolutions:ORDINARY BUSINESSAgenda Item ProposalOrdinary Resolution 1 To re-elect Pham Nhat Vuong as a Director, who is retiring in accordance with Regulation 110 of the Constitution of the Company.Ordinary Resolution 2 To re-elect Le Thi Thu Thuy as a Director, who is retiring in accordance with Regulation 110 of the Constitution of the Company.Ordinary Resolution 3 To re-elect Ling Chung Yee Roy as a Director, who is retiring in accordance with Regulation 110 of the Constitution of the Company.Ordinary Resolution 4 To re-elect Tham Chee Soon as a Director, who is retiring in accordance with Regulation 110 of the Constitution of the Company.Ordinary Resolution 5 To re-elect Nguyen Thi Van Trinh as a Director, who is retiring in accordance with Regulation 110 of the Constitution of the Company.Ordinary Resolution 6 To elect Nguyen Thi Lan Anh as a Director.Ordinary Resolution 7 To approve and ratify the payment of Directors' fees of a total amount of US$200,000 for the financial year ended December 31, 2023.Ordinary Resolution 8 To approve the payment of Directors' fees of a total amount of up to US$500,000 for the financial year ending December 31, 2024.Ordinary Resolution 9 To approve the payment of Directors' fees of a total amount of up to US$500,000 for the financial year ending December 31, 2025.Ordinary Resolution 10 To re-appoint Ernst Young LLP and Ernst Young Vietnam Limited as the Company's auditors for the financial year ending December 31, 2024, and to authorize the Directors to fix each of their remunerations.Ordinary Resolution 11 To receive and adopt the Director's Statement and Audited Financial Statements (which are audited and reported on based on the Singapore Financial Reporting Standards (International) as required under the Companies Act 1967 of Singapore) for the financial year ended December 31, 2023, together with the Auditor's Report thereon.SPECIAL BUSINESSAgenda Item ProposalOrdinary Resolution 12 To consider, and if thought fit, to pass the following resolution as an Ordinary Resolution:"RESOLVED THAT authority be and is hereby given to the directors of the Company ("Directors") to:(a) (i) issue shares in the capital of the Company ("Shares"), whether by way of rights, bonus or otherwise; and/or (ii) make or grant offers, agreements, options, performance units, restricted share units, or other compensatory equity awards (collectively, "Instruments") that might or would require Shares to be issued, whether such issuance would occur during or after the expiration of this authority, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures, securities, rights, units, purchase contracts or other Instruments convertible into Shares, at any time and upon such terms and conditions and for such purposes and to such person(s) as the Directors may in their absolute discretion deem fit, and with such rights or restrictions as the Directors may think fit to impose and as are set forth in the Constitution of the Company; and(b) (notwithstanding that the authority conferred by the resolution of the shareholders of the Company may have ceased to be in force) issue Shares in pursuance of any Instrument made or granted by the Directors while the resolution of the shareholders is in force, provided that:(A) in exercising the authority conferred by this Resolution, the Company shall comply with the provisions of the Companies Act 1967 of Singapore for the time being in force and the Constitution for the time being of the Company; and(B) (unless revoked or varied by the Company in general meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next annual general meeting of the Company or the date by which the next annual general meeting of the Company is required by law to be held, whichever is the earlier."The Proxy Materials are available for review at: https://www.cstproxy.com/vinfastauto/2024CONTROL NUMBER

ACCESSING YOUR PROXY MATERIALS ONLINE Have this notice available when you request a paper copy of the proxy materials or to vote your proxy electronically. You must reference your Control number. REQUESTING A PAPER COPY OF THE PROXY MATERIALS By logging on to https://www.cstproxy.com/vinfastauto/2024 or By email at: proxy@continentalstock.com Please include the company name and your account number in the subject line. 2024 VINFAST AUTO LTD. (Incorporated in the Republic of Singapore) (Company Registration Number 201501874G) Important Notice Regarding the Availability Of Proxy Materials For the 2024 Annual General Meeting of Shareholders to Be Held On June 27, 2024 These items of business are more fully described in the proxy statement. You should read the entire proxy statement carefully prior to submitting your vote through electronic communications or, in respect of persons whose names are entered in the register of members of the Company, the Proxy Form in the manner set out therein. This Notice, the proxy statement, and the annual report to VinFast Shareholders are currently available on the website https://www.cstproxy.com/vinfastauto/2024. The 2023 SFRS Financial Statements will be made available at https://www.cstproxy.com/vinfastauto/2024 and be reported to the SEC in a form 6-K in due course. The 2023 SFRS Financial Statements, together with this Notice, the proxy statement, and the annual report to VinFast Shareholders are referred to as the “AGM Materials.” All capitalized terms used in this Notice have the same meaning as set out in the proxy statement, unless the contrary intention appears. General matters relating to the AGM: 1. Quorum: The quorum required to transact business at the AGM is for at least two VinFast Shareholders to be present in person at the time when the AGM proceeds to business. A VinFast Shareholder being present in person includes a person attending as a proxy and a corporation being a VinFast Shareholder shall be deemed to be personally present if represented in accordance with the provisions of Section 179(3) of the Companies Act 1967 of Singapore (“Companies Act 1967”) and such corporation’s representative is not otherwise entitled to be present at the meeting as a VinFast Shareholder or proxy or as a corporate representative of another VinFast Shareholder. 2. Basis of voting: Votes shall be taken on a poll with one vote for each share. In order for Ordinary Resolutions to be passed, more than 50% of the eligible votes cast on the Reso-lution must be in favor of the Resolution. Whilst shares for which an abstention from voting has been recorded are counted toward the quorum of the meeting, the calculation of the percentage of votes cast in favor of the Resolution disregards abstained votes. A person entitled to more than one vote need not use all his/her/its votes or cast all the votes he/she/ it uses in the same way. 3. Identification of Shareholders of Record and their corporate representatives: Before any person may participate in the AGM, the Chairperson of the AGM must be reasonably satisfied that the right of the person to participate at the AGM has been reasonably verified. 4. Record Date for Shareholders of Record: VinFast has fixed the close of business (Eastern Standard Time) on May 9, 2024 as the record date for determining whether members of VinFast are entitled to receive printed copies of this Notice and the Proxy Form and to access the AGM Materials. Participation in the AGM: 5. AGM to be held by electronic means: The AGM is being convened and will be held by electronic means pursuant to Section 173J of the Companies Act 1967. A VinFast Shareholder will not be able to physically attend the AGM and may vote online or appoint a proxy by submitting their Proxy Form, as further discussed below. A VinFast Shareholder may observe and/or listen to the AGM proceedings via live webcast and live audio feed and may submit questions live or in advance of the AGM, as further discussed below. A shareholder can cast his/her/its votes only. The Company is arranging for a live webcast and live audio feed of the AGM proceedings (the “Live AGM Webcast” or the “Live AGM Audio Feed”) which will take place on June 27, 2024 at 9:00 PM (Singapore time) in place of a physical AGM. VinFast Shareholders will be able to watch and/or listen to the AGM proceedings through the Live AGM Webcast or the Live Audio Feed, and the Company will not accept any physical attendance by VinFast Shareholders. Any VinFast Shareholder seeking to attend the AGM physically in person will be turned away. VinFast Shareholders are encouraged to access the virtual meeting website prior to the start time. Online check-in will begin at 8:30 PM (Singapore time), and VinFast Shareholders should allow ample time to ensure their ability to access the meeting. 6. Notice and Proxy Card: Printed copies of this Notice and the Proxy Card will be sent to VinFast Shareholders. 7. Submission of Questions: VinFast Shareholders may submit questions related to the resolutions prior to the start of the AGM at https://www.cstproxy.com/vinfastauto/2024 or during the AGM by following the instructions provided during the AGM. 8. Appointment of Proxies: VinFast Shareholders who wish to exercise his/her/its voting rights at the AGM may (whether the member is an individual or a corporate): (a) appoint a proxy(ies) (other than the Chairperson of the Meeting) to vote by poll on his/her/its behalf; or (b) appoint the Chairperson of the Meeting as his/her/its proxy to vote by poll on his/her/ its behalf. A proxy need not be a member of the Company. The Chairperson shall decline to accept appointment as proxies for any VinFast Shareholder to vote in respect of any of the Ordinary Resolutions, unless specific instructions have been given in the Proxy Form on how the VinFast Shareholder wishes for his/her/its votes to be cast in respect of the said relevant Ordinary Resolutions. A member who is not a relevant intermediary (as defined under Section 181 of the Companies Act 1967) is entitled to appoint not more than two proxies to attend and vote at the AGM. Where such member’s instrument appointing a proxy(ies) appoints more than on proxy, the proportion of shareholding concerned to be represented by each proxy shall be specified in the Proxy Form. A proxy representing more than one member shall only count as one member for the purpose of determining the quorum of the AGM. Where a member is represented by more than one proxy, such proxy shall count as only one member for the purpose of determining the quorum of the AGM. A member who is a relevant intermediary is entitled to appoint more than two proxies to attend and vote at the AGM, but each proxy must be appointed to exercise the rights attached to a different share or shares held by such member. Where such member’s Proxy Form appoints more than two proxies, the number and class of shares in relation to which each proxy has been appointed shall be specified in the Proxy Form. If you are a registered VinFast Shareholder and you want to appoint a proxy to vote on your behalf at the AGM, you must complete and sign the Proxy Form, before depositing a hard copy (whether in person or by post) at Proxy Services c/o Continental Trust Services, 1 State Street, New York, NY USA 10004 no later than 9.00 p.m. on June 24, 2024 (Singapore time), being seventy-two hours before the time appointed for the AGM. 9. Voting: If you wish to submit your vote online, you should access https://www.cstproxy.com/vinfastauto/2024. Whether or not you plan to attend the AGM, we urge you to submit your vote online. 10. Personal Data Privacy: By participating in the AGM and/or any adjournment thereof, submitting an instrument appointing a proxy to attend, speak, and vote at the AGM and/or any adjournment thereof, or submitting any details of the VinFast Shareholder’s corporate representatives in connection with the AGM, a VinFast Shareholder (a) consents to the collection, use and disclosure of the Shareholder’s personal data by the Company (or its agents or service providers) for the purpose of the processing, administration, and analysis by the Company (or its agents or service providers) of proxies appointed for the AGM (including any adjournment thereof) and the preparation and compilation of the attendance lists, minutes and other documents relating to the AGM (including any adjournment thereof), and in order for the Company (or its agents or service providers) to comply with any applicable laws, take-over rules, listing rules, regulations and/or guidelines (collectively, the “Purposes”); (b) warrants that where the VinFast Shareholder discloses the personal data of the VinFast Shareholder’s proxy or corporate representative to the Company (or its agents or service providers), the VinFast Shareholder has obtained the prior consent of such proxy or corporate representative for the collection, use and disclosure by the Company (or its agents or service providers) of the personal data of such proxy or corporate representative for the Purposes; and (c) agrees that the VinFast Shareholder will indemnify the Company in respect of any penalties, liabilities, claims, demands, losses, and damages as a result of the VinFast Shareholder’s breach of warranty. By Order of the Board Le Thi Thu Thuy Chairwoman